May 12, 2010

VIA EDGAR

Mr. Patrick Scott
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	First Investors Life Series Funds (File Nos. 002-98409 and 811-04325)
Post-Effective Amendment to the Registration Statements on Form N-1A

Dear Mr. Scott:

The following are responses to the comments that we received from you on April 7, 2010 regarding Post-Effective Amendment No. 43 to the First Investors Life Series Funds’ (“Registrant”) Registration Statement on Form N-1A that was filed with the Securities and Exchange Commission (“SEC”) on February 18, 2010.  Your comments and the Registrant’s responses are set forth below.  Each of the Registrant’s separate series is referred to herein as a “Fund.”

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General Comments

1.
COMMENT.  Please delete from the paragraph preceding the Fee Table the sentences stating:  “You can not invest directly in the Fund.  Investments can only be made through a variable annuity contract or life insurance policy . . .” This disclosure is more appropriately placed in the section of each Fund’s Summary titled “Purchase and Sale of Fund Shares.”

RESPONSE.  The Registrant has deleted the sentence stating:  “You can not invest directly in the Fund.”  However, the Registrant believes that the subsequent sentence is material to a potential investor.  In accordance with Form N-1A General Instruction C.3(c)(iii), the Registrant integrates the information required by Form N-1A Items 6 and 7 in a section immediately following each Fund’s Summary.  If the Registrant does not

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May 12, 2010

retain the subsequent sentence in the paragraph preceding the Fee Table, the separate Summary section for each Fund would not otherwise include this disclosure.  Accordingly, the Registrant respectfully declines the comment.

2.
COMMENT.  Please clarify the last sentence in the paragraph preceding each Fund’s Fee Table to reflect that the Fund’s fees and expenses do not reflect separate account fees.  The Staff notes that it would be consistent with the disclosures of other insurance funds to delete this sentence altogether.

RESPONSE. The Registrant has deleted the last sentence of the paragraph preceding the fee table.

3.
COMMENT.  Please delete the sentence following the expense example stating that “[y]our expenses would be the same at the end of these periods if you continue to hold your shares.”  The sentence contradicts disclosure regarding separate account fees.

RESPONSE. The Registrant has deleted the sentence.

4.	COMMENT. Please highlight the “0” axis in the performance bar chart for each Fund and remove all other horizontal lines in the bar chart.

RESPONSE.  The performance bar chart that is included in the Summary section for each Fund is presented in the same manner as the bar charts included in the Summary sections of the prospectus for the First Investors Equity Funds (“Equity Funds”) and First Investors Income Funds (“Income Funds”) dated January 31, 2010.  The Equity Funds and the Income Funds are offered to retail investors, while the Funds are sold only through variable annuity contracts or life insurance policies.  Each Fund, other than the Target Date Funds, has the same investment objectives and policies as an Equity Fund or an Income Fund.  The Equity Funds and Income Funds did not receive a comment from the Staff regarding the bar chart presentation.  The Registrant believes that it is important for each Fund’s prospectus disclosure to be consistent with that of its retail fund counterpart.  Accordingly, the Registrant respectfully declines the comment.

5.
COMMENT.  Please confirm that Item 8 disclosure regarding financial intermediary compensation is not applicable to the Funds or include such information, along with the required tax information per Item 7 of Form N-1A in each Fund’s summary section.

RESPONSE.  As discussed in response to Comment 6 below, the Registrant confirms that the disclosure required by Form N-1A, Item 8, does not apply to the Funds.  The Registrant has included disclosure regarding “Purchase and Sale of Fund Shares” and “Tax Information,” on page 39 of the prospectus under “Other Important Information.”

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May 12, 2010

Pursuant to General Instruction C.3(c)(iii) to Form N-1A, the Registrant has integrated the information required by Items 6 and 7 for all of the Funds and presented this information immediately following each Fund’s summary.  As required by General Instruction C.3(c)(iii), each Fund’s summary includes a statement directing an investor to the “Other Important Information” section.

6.
COMMENT.  The Registrant’s disclosure in the section titled “Payments to Broker-Dealers and Other Financial Intermediaries” should appear in plain English and address whether payments are made to broker-dealers that may create a conflict of interest.  If such payments are made by the Funds, please include a variation of Item 8 disclosure in the prospectus.  If not, please confirm to the Staff that no payments are made.  Please consider deleting the website information currently included in this section to avoid confusion between series of First Investors Life Series Funds and the corresponding series of the Equity Funds.

RESPONSE.  The Registrant confirms that no payments are made by the Registrant or any of its related companies to any broker-dealer or other financial intermediary for the sale of the Funds’ shares or related services.  The Funds are sold exclusively to First Investors Life Insurance Company (“FIL”) for use as the underlying investment vehicles for its variable insurance products (“VIPs”).  There are no other funds offered in FIL’s VIPs.  FIL does not receive any payments or other compensation from the Funds or their affiliates for including the Funds as investment options in its VIPs or related services.  FIL’s VIPs are sold exclusively by FIL’s general agent, First Investors Corporation (“FIC”).  FIC does not offer any other life insurance company’s VIPs.  FIC does not receive any payments or other compensation for the sale of the Funds to FIL or related services.  FIC’s sole compensation is for selling the VIPs.

Thus, consistent with the instructions to Item 8 of Form N-1A and the Staff’s suggestion, the Registrant has decided to eliminate the “Payments to Broker-Dealers and Other Financial Intermediaries” section from the Registrant’s prospectus altogether.  The Registrant’s sole purpose for including the disclosure in the summary section under the heading “Payments to Broker-Dealers and Other Financial Intermediaries” was to disclose the fact that the Registrant, its investment adviser, FIL, and FIC are all affiliates.  The Registrant believes that this fact is adequately disclosed in the variable insurance product prospectuses that accompany the Funds’ prospectus and that there is therefore no need to repeat the disclosure in the Funds’ prospectus.

7.
COMMENT.  In the section titled “What are the Funds’ policies on frequent trading in the shares of the Funds,” please revise the disclosure to add mid- and small-capitalization stocks as classes of stock that are susceptible to market timing risk.

RESPONSE. The Registrant has revised the disclosure in the third paragraph on page 71 of the prospectus to state “[i]n the case of the Funds that invest in small-size and/or mid-

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May 12, 2010

size company stocks, the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that small-size and/or mid-size company stocks may trade infrequently and thus their prices may be slow to react to information.”

Government and Investment Grade Funds

8.	COMMENT. Please disclose the risks associated with investing in mortgage and asset-backed securities, besides prepayment rate risk.

RESPONSE.  The Registrant revised the disclosure under “Interest Rate Risk” and “Credit Risk” for both Funds to provide disclosure regarding prepayment, extension and credit quality risk in connection with the Funds’ investments in mortgage backed securities.  In addition, the Investment Grade Fund has added disclosure under “Interest Rate Risk” and “Credit Risk” regarding the risks associated with investing in asset-backed securities.  The Registrant has deleted references to “asset-backed securities” in the “Fund Summary” and “Fund in Greater Detail” sections for the Government Fund because such investments are not part of the principal investment strategy for the Fund.

9.
COMMENT.  The Government Fund’s average annual total return table compares the Fund’s returns to a primary and a secondary index.  Please conform the disclosure regarding the indices to Item 4, Instr. 2(b) under Form N-1A.

RESPONSE.  The Government Fund has changed its primary benchmark from the BofA Merrill Lynch GNMA Master Index to the Citigroup Government/Mortgage Index.  The Fund’s performance table provides information for both the newly selected index and the former index.  The Income Funds previously received a comment from the Staff requesting that all performance table footnotes be moved out of the Summary section for each Fund.  Consistent with the format of the Income Funds’ prospectus, the Registrant has included an explanation of the change in the Government Fund’s benchmark index in the section of the prospectus titled “Fund Management in Greater Detail.”  As discussed in response to Comment 4 above, the Registrant believes that it is important for the Government Fund’s prospectus disclosure to be consistent with that of its retail fund counterpart.

Discovery Fund

10.	COMMENT. Please confirm whether investments in “mid-size” companies are part of the Fund’s principal investment strategy and, if so, please include mid-size company risk under “Principal Risks.”

RESPONSE. The Registrant confirms that investments in small and mid-size companies are part of the Fund’s principal investment strategy. Accordingly, the Registrant has

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deleted the “[s]mall-size company risk” disclosure and added “[s]mall-size and mid-size company risk” disclosure.

11.
COMMENT.  The “Principal Investment Strategies” of the Summary indicates that the Fund primarily invests in “common stocks of smaller companies . . . .”  Please define “smaller companies” and use the defined term consistently throughout the Fund summary section.

RESPONSE.  The Discovery Fund has not established specific parameters for “smaller companies.”  Rather, the disclosure is intended to provide investors with a sense of the size of the companies in which the Fund typically will invest.  The Discovery Fund has the same investment objective and policies as the Special Situations Fund, which is offered by the Equity Funds.  The Equity Funds did not receive a comment from the Staff regarding the definition of “smaller companies” in connection with the Staff’s review of the Discovery Fund’s prospectus disclosure.  As discussed in response to Comment 4 above, the Registrant believes that it is important for the Discovery Fund’s prospectus disclosure to be consistent with that of its retail fund counterpart.  Accordingly, the Registrant respectfully declines the comment.

Growth & Income Fund

12.
COMMENT.  The disclosure preceding the performance table states that “[p]rior to October 18, 2006, the Fund was known as the Growth Fund, primarily focused on stocks of large-cap seasoned companies that offered growth potential and was managed by a subadviser.  The Fund now focuses on stocks of companies of any size that have a history of paying dividends and that also provide growth potential.  The Fund’s performance likely would have been different had it been following its current investment policies and investment strategies.”  Please consider condensing this disclosure to state that the performance prior to October 18, 2006 represents the Funds’ former policies and strategies.

RESPONSE.  The Registrant has condensed the above-referenced disclosure to state “[p]rior to October 18, 2006, the Fund was known as the Growth Fund and was managed pursuant to a different strategy.  The Fund’s performance likely would have been different had it been following its current investment policies and investment strategies.”

High Yield Fund

13.
COMMENT.  The Fund’s average annual total return table compares the Fund’s returns to a primary and a secondary index.  Please conform the disclosure regarding the indices to Item 4, Instr. 2(b) under Form N-1A.

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May 12, 2010

RESPONSE.  The High Yield Fund has changed its primary benchmark from the Credit Suisse High Yield Index II to the BofA Merrill Lynch BB-B US Cash Pay High Yield Constrained Index.  The Fund’s performance table provides information for both the newly selected index and the former index.  The Income Funds previously received a comment from the Staff requesting that all performance table footnotes be moved out of the Summary section for each Fund.  Consistent with the format of the Income Funds’ prospectus, the Registrant has included an explanation of the change in the High Yield Fund’s benchmark index in the section of the prospectus titled “Fund Management in Greater Detail.”  As discussed in response to Comment 4 above, the Registrant believes that it is important for the High Yield Fund’s prospectus disclosure to be consistent with that of its retail fund counterpart.

International Fund

14.
COMMENT.  The “Performance” section indicates that the Fund compares its returns to the net returns of the Morgan Stanley Capital International EAFE Index in the Fund’s average annual total returns table.  A Fund may compare its returns only to the gross returns of an index as its primary benchmark index.

RESPONSE.  The Registrant has revised the Average Annual Total Returns table to reflect the returns of the Morgan Stanley Capital International EAFE Index both gross of fees, expenses and taxes and net of foreign withholding taxes on dividends.

15.
COMMENT.  The Staff notes that the Fund’s portfolio turnover rate exceeds 100%.  Please consider adding active and frequent trading disclosure to the “Principal Investment Strategies” and “Principal Risks” sections of the Fund Summary.

RESPONSE. During the fiscal year ended December 31, 2009, the Registrant’s portfolio turnover rate was 53%. Accordingly, the Registrant has not included the suggested frequent trading disclosure.

16.	COMMENT. Please confirm to the Staff in your correspondence that the International Fund invests 40% or greater in countries outside the U.S.

RESPONSE. The Registrant confirms that the International Fund invests at least 40% of its assets in countries outside the U.S.

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May 12, 2010

Select Growth Fund

17.
COMMENT.  The Staff notes that the Fund’s portfolio turnover rate exceeds 100%.  Please consider adding active and frequent trading disclosure to the “Principal Investment Strategies” and “Principal Risks” sections of the Fund Summary.

RESPONSE.  The Registrant has added disclosure to the “Principal Investment Strategies” and “Principal Risks” sections of the “Summary” and “Funds in Greater Detail” sections disclosing that the Fund is actively managed and the potential consequences thereof.

Target Maturity 2010 and Target Maturity 2015 Funds

18.
COMMENT.  Please include glide path disclosure in “The Funds in Greater Detail” section for each Fund indicating how asset allocation is expected to vary over time and whether the investment adviser has discretion to deviate from the disclosed asset allocation.

RESPONSE.  The Registrant confirms that there is “no glide path” for the Target Maturity 2010 and Target Maturity 2015 Funds because each Fund invests principally in zero coupon securities that will mature on or about the Fund’s maturity date.  Accordingly, the Registrant has not incorporated the requested disclosure.

Statement of Additional Information

19.	COMMENT. Please add the new disclosure required by Form N-1A, Item 17 in the Registrant’s Rule 485(b) filing.

RESPONSE. The Registrant has added the new disclosure to the Statement of Additional Information included in the Registrant’s Rule 485(b) filing.

Securities and Exchange Commission
May 12, 2010

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,
/s/ Francine J. Rosenberger
Francine J. Rosenberger

cc:	Larry R. Lavoie
Russell Shepherd
First Investors Management Company, Inc.